FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

National Bank of Greece S.A.

The Offers described below are not available in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and this announcement does not constitute an offer of securities for sale, an invitation or offer to purchase or exchange or solicitation of an offer or invitation for any security, in the United States or to, or for the account or benefit of, U.S. Persons. The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons, absent registration or an exemption therefrom.

Athens, 2 November 2015

National Bank of Greece S.A. (the “Bank”) announces today proposals which, if approved by an extraordinary meeting of its ordinary shareholders (“EGM”) and the relevant supervisory authorities, will contribute to its current and long-term capital requirements. These proposals include (i) invitations to eligible holders of existing securities of the NBG Group (the “Offers”); and (ii) a Share Capital Increase (as defined below), each as described below.

Rationale for the Offers

On 31 October 2015, the European Central Bank published the results of Comprehensive Assessment which identified capital needs for the four main Greek banks, including the Bank. The results of the Comprehensive Assessment indicated a capital shortfall relating to the baseline scenario and the adverse scenario. As mentioned in the Bank’s press release dated 31 October 2015, private initiatives will be undertaken to cover such shortfall. The Offers are being made in that context in order to generate Common Equity Tier 1 capital and strengthen the Bank’s capital position. In addition, in the event financial support in accordance with European rules relating to state aid (“State Aid”) is requested by the Bank to meet the capital shortfall identified under the adverse scenario of the Stress Tests, the relevant rules require that, prior to such State Aid being provided to the Bank, burden sharing must be achieved to the maximum possible extent through contributions by holders of equity, hybrid capital and subordinated debt of the Bank, including holders of the Preferred Securities and Tier 2 Notes, as well as by holders of senior unsecured liabilities not preferred by mandatory provisions of law (i.e. excluding, inter alia, deposits), including the Senior Notes. The application of burden sharing to senior unsecured liabilities is consistent with the Eurogroup Statement on the European Stability Mechanism Programme dated 14 August 2015 that:

“Following the results of the Asset Quality Review and Stress Test before the end of the year, the bail-in instrument will apply for senior debt bondholders whereas bail-in of depositors is excluded.”

This burden sharing requirement has been reflected through a recent amendment to Greek Law 3864/2010 by Greek law 4340/2015 (the “HFSF Law”), which became effective on 1 November 2015 and extended pre-existing burden sharing mechanisms to certain senior unsecured liabilities not preferred by mandatory provisions of law. In the event that the Offers and the Share Capital Increase and any other capital actions are not sufficient to generate the required amount of Common Equity Tier 1 capital to meet the Bank’s capital shortfall under the baseline scenario of the Stress Test from non-public sources, actions may be taken by any of the Hellenic Financial Stability Fund (“HFSF”), the Bank of Greece, the Greek Ministry of Finance (Υπουργείο Οικονομικών, in Greek), the European Central Bank, the European Single Supervisory Mechanism, the European Commission and/or any other relevant competent regulator (each a “Resolution Authority”) under the Greek Resolution Framework for the supervision of financial institutions, the European Union framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”) or the European Single Resolution Mechanism, and/or pursuant to any other supervisory or resolution laws or arrangements, resulting in the Bank entering into resolution, as a result of which the relevant Resolution Authority may carry out a resolution action (including, for the avoidance of doubt, the application of the HFSF bail-in tool, the powers under the BRRD of write-down or conversion of relevant capital instruments of a bank at the point of non-viability, and/or the BRRD bail-in tool), resulting in a bail-in event  in respect of one or more Series of Existing Securities.

Invitations to Securityholders

Pursuant to the Offers, the Bank is inviting eligible holders (such holders, together, the “Securityholders” and each a “Securityholder”) of any and all of the outstanding securities listed in the table below (the “Existing Securities”) to:

(i)                                     tender any and all of such Existing Securities for purchase by the Bank for cash (to be mandatorily applied as set out in (ii) below) at the relevant Purchase Price in respect of each Series, as set out in the table below (the “Purchase Price”, and the cash proceeds (the “Purchase Proceeds”) realised by the purchase of each such Series of Existing Securities at the relevant Purchase Price plus, in the case of the Senior Notes and the Tier 2 Notes only, interest accrued and unpaid on such Senior Notes or Tier 2 Notes, as the case may be, from (and including) the immediately preceding interest payment date for such Senior Notes or Tier 2 Notes, as the case may be, to (but excluding) the Existing Securities Purchase Date (as defined below) (the “Accrued Interest Amount”); and

(ii)                                  in respect of the Existing Securities validly tendered by the holder thereof and accepted by the Bank pursuant to the relevant Offer, irrevocably (subject as set out in the relevant terms of the Offers) instruct the Bank:

(A)                     to deposit the aggregate Purchase Proceeds in respect of such Existing Securities in the special account for the Share Capital Increase (as defined below) provided for in article 11 par. 6 of Greek law 2190/1920 (as in force) (the “Share Capital Increase Account”) on or about the fourth Athens Business Day prior to the Offer Settlement Date (as defined below) (such date, the “Existing Securities Purchase Date”) for the sole purpose of subscribing, in the name and on behalf of such holder, for New Shares (as defined below) of the Bank at an issue price per New Share (the “New Shares Price”) which will be determined following the Expiration Deadline (as defined below) and which will be equal to the issue price (the “SCI Issue Price”) of the New Shares expected to be offered and issued in the Share Capital Increase (as defined below) which the Bank expects to launch on or following 11 November 2015; and

(B)                     to deliver or procure the delivery to such holder on the SCI Settlement Date (as defined below) (such date, the “Offer Settlement Date”) the relevant number of New Shares (rounded down to the nearest whole number of New Shares) (the “New Shares Amount”).

In no circumstances will tendering holders receive any cash proceeds.

Issuer	Series	Aggregate Outstanding Nominal Amount/Liquidation Preference(1)	Purchase Price
NBG Finance plc	€ 750,000,000 4.375 per cent. Fixed Rate Notes due 2019 (the Senior Notes) guaranteed by the Offeror	€701,075,000	100%

Issuer	Series	Aggregate Outstanding Nominal Amount/Liquidation Preference(1)	Purchase Price
NBG Finance plc	€450,000,000 Callable Step-Up Fixed Rate Subordinated Notes due 2020 (the Tier 2 Notes) guaranteed by the Offeror	€18,340,000	75%
National Bank of Greece Funding Limited	€350,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (Series A Preferred Securities)	€17,563,000	30%
National Bank of Greece Funding Limited	€350,000,000 Series B CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series B Preferred Securities)	€18,870,000	30%
National Bank of Greece Funding Limited	U.S.$180,000,000 Series C CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series C Preferred Securities)	U.S.$13,924,000	30%
National Bank of Greece Funding Limited	€230,000,000 Series D CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series D Preferred Securities)	€21,823,000	30%
National Bank of Greece Funding Limited	£375,000,000 Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (Series E Preferred Securities and, together with the Series A Preferred Securities, the Series B Preferred Securities, the Series C Preferred Securities and the Series D Preferred Securities, the Preferred Securities)	£8,714,000	30%

(1) Nominal amount or liquidation preference, as applicable, of the Existing Securities outstanding, excluding Existing Securities previously purchased and held by the Offeror or its subsidiaries as at the date of this announcement.

Each holder of Existing Securities participating in an Offer will represent (i) that it is not a U.S. Person, it is not located in the United States and it is not participating in such Offer from the United States or (ii) it is acting on a non-discretionary basis for a principal that is not a U.S. Person, that is located outside the United States and that is not giving an order to participate in such Offer from the United States.

The settlement of each Offer of Existing Securities purchased pursuant to such Offer on the Existing Securities Purchase Date by delivery to participating holders, on the Offer Settlement Date, of the relevant New Shares Amounts, is conditional on the Bank having obtained shareholder approval of the Share Capital Increase, which it intends to seek at the EGM of the shareholders of the Bank, and certain other approvals of relevant supervisory authorities.

Actions may be taken by a Resolution Authority which may include the application of a Resolution Action resulting in a bail-in event to any or all Series of Existing Securities (including any guarantee relating thereto), including the Senior Notes and the Senior Notes Guarantee. If such an event occurs in respect of a Series of Existing Securities prior to the Offer Settlement Time, the relevant Offer will automatically terminate and the Existing Securities of such Series will be returned to participating holders to be bailed in, in accordance with the relevant laws governing the resolution action to be applied.

In the event of an application of the HFSF bail-in tool only to Existing Securities which have not been purchased by the Bank on the Existing Securities Purchase Date, where such application occurs between the Existing Securities Purchase Date and the Offer Settlement Date, such event shall not be a bail-in event and shall not result in an automatic termination of the Offers.

The Share Capital Increase

The Bank intends to convene an EGM for the approval, inter alia, of a share capital increase of the Bank (the “Share Capital Increase”) comprising an offering of ordinary registered shares of nominal value €0.30 each in the share capital of the Bank (the “New Shares”), including private placements outside of the Hellenic Republic to “qualified investors” (as defined in the Prospectus Directive) and to other eligible international investors (the “Institutional Placement”), at a price per New Share equal to the SCI Issue Price which will be determined pursuant to a book-building process in the context of the Institutional Placement.  In connection with the Institutional Placement, the Bank will prepare an offering circular. The Bank will also prepare a Greek language prospectus, inter alia, for the purposes of the Greek public offer and the listing and admission to trading of the New Shares on the Athens Exchange, for approval by the Hellenic Capital Markets Commission (“HCMC”). The Bank intends to launch the Share Capital Increase on or following 11 November 2015. The settlement date for the Share Capital Increase will be determined on a date after the Expiration Deadline and will be subject to a number of conditions.

This announcement is not an offer of securities for sale in the United States or to, or for the account or benefit of, U.S. Persons. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons absent registration under, or an exemption from, or in a transaction not subject to, the registration requirements of, the Securities Act. The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons absent registration or an exemption therefrom.

Certain statements in this announcement constitute forward-looking statements, including statements relating to the Bank’s strategy, its additional capital needs, asset values, the application of state aid and capital plan and the likelihood or impact of any adverse or stress scenario. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Bank’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 2nd, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 2nd, 2015

Director, Financial Division